Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Reports 2009 First Quarter Financial Results
     HUIZHOU, Guangdong, China, Aug. 25 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces its un-audited first quarter financial results for the three months ended March 31, 2009.
     Financial Review of Operations for the First Quarter of 2009
     Highlights
•	Net sales were RMB513.3 million (US$75.1 million) compared to RMB764.4 million in the first quarter of 2008.

•	Gross margin was 16.8% compared to 28.0% in the first quarter of 2008.

•	Gross profit was RMB86.3 million (US$12.6 million) compared to RMB214.0 million in the first quarter of 2008.

•	Net loss was RMB21.5 million (US$3.1 million) compared to net income of RMB46.2 million in the first quarter of 2008.

•	Basic loss per share was RMB0.70 (US$0.10) compared to basic earnings per share of RMB1.20 in the first quarter of 2008.
     Compared to the first quarter of 2008, XING’s net sales decreased 32.9%. Revenues for the first quarter of 2009 were RMB513.3 million (US$75.1 million), compared with RMB764.4 million in the same period of 2008. The decrease was primarily due to lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the first quarter of 2009.
     For the first quarter of 2009, about 89.8% sales revenue was contributed by the Company’s major subsidiary CEC Telecom Company, Limited (“CECT”), which is in the mobile phone handset business with its ‘CECT’ brand and ‘VEVA’ brand.
     For CECT, total handset shipment in the first quarter of 2009 was 762,000 units, compared with 846,000 units in the same period of 2008. The decrease in handset shipments compared to the same period of last year was primarily due to the economic slowdown in China, and the strategic shift to focus on the higher-end VEVA series products. Shipment of the high-end VEVA series products accounted for 30.8% of total shipment in the first quarter of 2009, compared with none in the same period of 2008.
     The ASP of handset products decreased to RMB599 (US$88) in the first quarter of 2009, as compared to RMB707 in the first quarter of 2008. The lower ASP compared to the same period last year arose primarily due to promotional sales across the CECT-branded products and old VEVA models to deal with the economic slowdown in China.
     As a result, XING’s gross margin decreased by 11.2%, from 28% in the first quarter of 2008 to 16.8% for the same period of 2009. Compared to RMB214 million in the first quarter of 2008, gross profit of the Company decreased by 59.7% to RMB86.3 million (US$12.6 million) for the same period of this year. The decrease in gross profit was mainly attributable to the decline in ASP.
     Total operating expenses were RMB51.9 million (US$7.6 million) in the first quarter of 2009, which represented a decrease of 6.2% from RMB55.4 million in the first quarter of 2008. The slight decrease in operating expenses for the first quarter of 2009 was mainly due to less share-based compensation expenses have been allocated to the operating expenses in the first quarter of 2009.

     Net non-operating losses were RMB40.4 million (US$5.9 million) in the first quarter of 2009, represented an increase of 84.8% from RMB21.9 million in the first quarter of 2008. The increase of non-operating losses was mainly due to non-cash interest expenses related to convertible notes issued by Qiao Xing Mobile Communication Co., Ltd (“QXM), a main subsidiary of the Company.
     Operating income in the first quarter of 2009 was RMB34.3 million (US$5.0 million), compared to RMB158.6 million in the first quarter of 2008, represented a decrease of 78.4%.
     Net loss was RMB21.5 million (US$3.1 million) compared to net income of RMB46.2 million in the first quarter of 2008. Basic loss per share was RMB0.70 (US$0.10) compared to basic earnings per share of RMB1.20 in the first quarter of 2009.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. During 2009, the Company has acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has begun to diversify into the resource industry.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 25, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.

Qiao Xing Universal Telephone Inc. and its Subsidiaries
Condensed Consolidated Profit and Loss Account
For three months ended 31 March

	2008	2009
	RMB’000	RMB’000	US$’000

Net sales	764,422	513,258	75,108
Cost of goods sold	(550,442)	(426,992)	(62,484)
Gross profit	213,980	86,266	12,624
Total operating expenses	(55,365)	(51,928)	(7,599)
Income from operation	158,615	34,338	5,025
Net non-operating income (loss)	(21,852)	(40,384)	(5,910)
Income before income tax	136,763	(6,046)	(885)
Provision for income tax	(42,550)	(12,665)	(1,853)
Income before minority interests	94,213	(18,711)	(2,738)
Minority interest	(48,026)	(2,800)	(410)
Net income (loss) before extraordinary items	46,187	(21,511)	(3,148)
Extraordinary items:
Net income (loss)	46,187	(21,511)	(3,148)
To participatory convertible notes	9,172	—	—
To common stock	37,015	(21,511)	(3,148)
Basic earnings (loss) per common share:
Before extraordinary gain	1.20	(0.70)	(0.10)
Extraordinary gain
After extraordinary gain	1.20	(0.70)	(0.10)
Weighted average number of shares outstanding
Basic	30,948,836	30,948,836	30,948,836
Qiao Xing Universal Telephone Inc. and its Subsidiaries
Condensed Consolidated Balance Sheet

	December 31,	March 31,
	2008	2009
	RMB’000	RMB’000	US$’000

ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,117,527	3,151,040	461,110
Restricted cash	263,800	202,433	29,623
Bills receivable	202,174	159,408	23,327
Accounts receivable, net	934,107	955,011	139,752
Inventories	241,310	227,916	33,352
Prepaid expenses	497,766	451,586	66,083
Other current assets	609,233	537,603	78,671
Due from related parties	25	25	4

	December 31,	March 31,
	2008	2009
	RMB’000	RMB’000	US$’000

Deferred income taxes	6,994	4,226	618
Deferred debt issuance costs, net	34,689	14,503	2,122
TOTAL CURRENT ASSETS	5,907,625	5,703,752	834,663
NON-CURRENT ASSETS
Property, machinery and equipment, net	183,137	180,552	26,421
Land use rights, net	35,304	35,103	5,137
Other non-current assets	—	—	—
Investment at cost	7,802	7,802	1,142
Goodwill	82,059	82,059	12,008
Other acquired intangible assets, net	22,766	21,576	3,157
Other non-current assets	111,786	111,786	16,358
TOTAL NON-CURRENT ASSETS	442,854	438,879	64,224
TOTAL ASSETS	6,350,479	6,142,630	898,886

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short term bank borrowings	1,500,855	1,380,855	202,068
Accounts payable	112,957	104,994	15,364
Other payables	14,124	144,048	21,079
Accrued liabilities	87,763	88,084	12,890
Deposits received	3,236	3,236	473
Finance lease obligations-current obligations	—	—	—
Deferred revenues	58,560	50,874	7,445
Due to related parties	905	405	59
Taxation payable	64,238	36,051	5,275
Convertible notes	383,596	305,013	44,634
Embedded derivatives liabilities	127,080	44,472	6,508
TOTAL CURRENT LIABILITIES	2,353,314	2,158,032	315,797
LONG-TERM LIABILITIES
Shareholders loans	6,729	6,740	986
Convertible notes	—	—	—

Deferred tax liabilities	320	255	37
TOTAL NON-CURRENT LIABILITIES	7,049	6,995	1,024
TOTAL LIABILITIES	2,360,363	2,165,026	316,821

MINORITY INTEREST	1,008,786	1,012,499	149,118
SHAREHOLDERS’ EQUITY
Common stock, par value RMB0.008 (equivalent of US$0.001); authorised 200,000,000 shares; outstanding and fully paid — 30,948,836 shares as of December 31, 2008 and March 31, 2009	251	251	37

	December 31,	March 31,
	2008	2009
	RMB’000	RMB’000	US$’000

Additional paid-in capital	1,867,512	1,861,979	272,474
Cumulative translation adjustments	(75,623)	(64,806)	(9,483)
Retained earnings	1,189,190	1,167,680	170,873
TOTAL SHAREHOLDERS’ EQUITY	2,981,330	2,965,105	433,901
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,350,479	6,142,630	898,886
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
     SOURCE Qiao Xing Universal Telephone, Inc.